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CUSIP No. 17252Y104                    13G            Page   1   of  11  Pages
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                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                           UNITED STATES             OMB Number:       3235-0145
                SECURITIES AND EXCHANGE COMMISSION   Expires:  December 31, 2005
                      Washington, D.C. 20549         Estimated average burden
                                                     hours per response...... 11
                                                     ---------------------------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No.      2 )*
                                             ---------

                           CIPHERGEN BIOSYSTEMS, INC.
--------------------------------------------------------------------------------
                           (Name of Issuer)

                          COMMON STOCK, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                          17252Y104
                            -------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [_] Rule 13d-1(b)
            [_] Rule 13d-1(c)
            [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 17252Y104                    13G            Page   2   of  11  Pages
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                                  Schedule 13G

Item 1.

               (a)  Name of Issuer: Ciphergen Biosystems, Inc.

               (b) Address of Issuer's Principal Executive Offices: 6611 Dumbarton Circle, Fremont, CA 94555


Item 2.        (a)  Name of Persons Filing:

               Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs' Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Associates V, L.P., Atlas Venture Associates V, Inc., Christopher J. Spray, Jean-Francois Formela, Ronald Nordin and Axel Bichara.

               Atlas Venture Associates V, Inc. is the sole general partner of Atlas Venture Associates V, L.P. Atlas Venture Associates V, L.P. is the sole general partner of Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs' Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V. and Atlas Venture Parallel Fund V-B, C.V. Messrs. Spray, Formela and Bichara are directors of Atlas Venture Associates V, Inc.

               (b)  Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs' Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Associates V, L.P., Atlas Venture Associates V, Inc. and Messrs. Spray, Formela, Nordin and Bichara is Atlas Venture, 890 Winter Street, Suite 320, Waltham, Massachusetts 02451.

               (c) Citizenship: Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs' Fund V, L.P. and Atlas Venture Associates V, L.P. is each a limited partnership organized under the laws of the State of Delaware. Atlas Venture Associates V, Inc. is a corporation organized under the laws of the State of Delaware. Atlas Venture Parallel Fund V-A, C.V. and Atlas Venture Parallel Fund V-B, C.V. is each a Limited Partnership organized under the laws of The Netherlands. Mr. Spray is a citizen of the United Kingdom. Mr. Formela is a citizen of France. Mr. Nordin is a citizen of the United States. Mr. Bichara is a citizen of Germany.

               (d)  Title of Class of Securities: Common Stock, $.001 par value.

               (e)  CUSIP Number: 17252Y104.

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               Not Applicable.

Item 4.        Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
               Not Applicable.

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CUSIP No. 17252Y104                    13G            Page   3   of  11  Pages
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Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

          Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs' Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Associates V, L.P., Atlas Venture Associates V, Inc., Christopher J. Spray, Jean-Francois Formela, Ronald Nordin and Axel Bichara is each deemed to own less than five percent of outstanding shares of common stock of Ciphergen as of December 31, 2002.

Instruction: Dissolution of a group requires a response to this item.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to (S)240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to (S)240.13d-1(c) or (S)240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            Not Applicable. The reporting persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(1)(ii)(J).


Item 9.     Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not Applicable.

Item 10.    Certification

            Not Applicable.

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CUSIP No. 17252Y104                    13G            Page   4   of  11  Pages
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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 12, 2003
ATLAS VENTURE FUND V, L.P.                 ATLAS VENTURE PARALLEL FUND V-B, C.V.

By: Atlas Venture Associates V, L.P.       By: Atlas Venture Associates V, L.P.
    General Partner                            General Partner

       By: Atlas Venture Associates V, Inc.       By: Atlas Venture Associates
                                                      V, Inc.

                  By:           *                         By:          *
                     ----------------------                  -------------------
                     Christopher Spray                       Christopher Spray
                     President                               President

ATLAS VENTURE ENTREPRENEURS' FUND V, L.P.  ATLAS VENTURE ASSOCIATES V, L.P.

By: Atlas Venture Associates V, L.P.       By: Atlas Venture Associates V, Inc.
    General Partner
                                                  By:               *
                                                     ---------------------------
       By: Atlas Venture Associates V, Inc.          Christopher Spray
                                                     President

               By:         *
                  -----------------------
                  Christopher Spray
                  President                ATLAS VENTURE ASSOCIATES V, INC.

                                           By:          *
                                              -------------------------
                                              Christopher Spray
                                              President

ATLAS VENTURE PARALLEL FUND V-A, C.V.
                                                        *
                                           ----------------------------
By: Atlas Venture Associates V, L.P.       Christopher J. Spray
    General Partner
                                                        *
                                           ----------------------------
      By: Atlas Venture Associates V, Inc. Jean-Francois Formela

              By          *                             *
                ------------------------   ----------------------------
                Christopher Spray          Ronald Nordin
                President

                                                        *
                                           ----------------------------
                                           Axel Bichara

* The undersigned attorney-in-fact, by signing her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit 2.

     /s/Jeanne Larkin Henry
     ----------------------
     Jeanne Larkin Henry
     Attorney-in-fact

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CUSIP No. 17252Y104                    13G            Page   5   of  11  Pages
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                                                                       Exhibit 1

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Ciphergen Biosystems, Inc. This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     EXECUTED this 12 day of February, 2003.

ATLAS VENTURE FUND V, L.P.                 ATLAS VENTURE PARALLEL FUND V-B, C.V.

By: Atlas Venture Associates V, L.P.       By: Atlas Venture Associates V, L.P.
    General Partner                            General Partner

       By: Atlas Venture Associates V, Inc.       By: Atlas Venture Associates
                                                      V, Inc.

                By:         *                              By:        *
                   ----------------------                     ------------------
                   Christopher Spray                          Christopher Spray
                   President                                  President

ATLAS VENTURE ENTREPRENEURS' FUND V, L.P.  ATLAS VENTURE ASSOCIATES V, L.P.

By: Atlas Venture Associates V, L.P.       By: Atlas Venture Associates V, Inc.
    General Partner
                                                   By:         *
                                                      -------------------
      By: Atlas Venture Associates V, Inc.            Christopher Spray
                                                      President

              By:        *
                 ----------------
                 Christopher Spray         ATLAS VENTURE ASSOCIATES V, INC.
                 President
                                           By:           *
                                              -------------------------
                                              Christopher Spray
                                              President

ATLAS VENTURE PARALLEL FUND V-A, C.V.
                                                         *
                                           ----------------------------
By: Atlas Venture Associates V, L.P.       Christopher J. Spray
    General Partner
                                                         *
                                           ----------------------------
      By: Atlas Venture Associates V, Inc. Jean-Francois Formela

             By               *                          *
               --------------------------  ----------------------------
               Christopher Spray           Ronald Nordin
               President

                                                         *
                                           ----------------------------
                                           Axel Bichara

* The undersigned attorney-in-fact, by signing her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit 2.

     /s/Jeanne Larkin Henry
     ----------------------
     Jeanne Larkin Henry
     Attorney-in-fact

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CUSIP No. 17252Y104                 13G              Page  6  of  11  Pages
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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CUSIP No. 17252Y104                        13G       Page  7  of  11  Pages
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                                                                       Exhibit 2
                                                                       ---------

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Christopher J. Spray and Jeanne Larkin Henry his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Atlas Venture Fund, L.P., Atlas Venture Associates, L.P., Atlas Venture Partners III, B.V., Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Europe Fund B.V., Atlas InvesteringsGroep N.V., Atlas Venture Beheer II B.V., Partno Deelmingen B.V., Atlas Venture Fund III, L.P., Atlas Venture Entrepreneurs' Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc., Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs' Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Associates V, L.P., and Atlas Venture Associates V, Inc. pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]

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CUSIP No. 17252Y104               13G                Page  8  of  11  Pages
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      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of February, 2001.

                                               /s/ Christopher J. Spray
                                               ------------------------------
                                               Christopher J. Spray

Commonwealth of Massachusetts)
                               ) ss:
County of Suffolk              )

      On this 13th day of February, 2001, before me personally came Christopher
J. Spray, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.

[Notary Seal]                                  /s/ Kyle Walkden
                                               ----------------
                                               Notary Public

                                               My commission expires: 9/9/05

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CUSIP No. 17252Y104                13G               Page  9  of  11  Pages
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      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of February, 2001.

                                               /s/ Jean Francois Formela
                                               ------------------------------
                                               Jean Francois Formela

Commonwealth of Massachusetts)
                               ) ss:
County of Suffolk              )

      On this 13th day of February, 2001, before me personally came Jean-Francois Formela, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.

[Notary Seal]                                  /s/Kyle Walkden
                                               ---------------
                                               Notary Public

                                               My commission expires: 9/9/05

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CUSIP No. 17252Y104                  13G             Page  10  of  11  Pages
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      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of February, 2001.

                                               /s/ Ronald Nordin
                                               ------------------------------
                                               Ronald Nordin

Commonwealth of Massachusetts)
                                ) ss:
County of Suffolk               )

      On this 13th day of February, 2001, before me personally came Ronald Nordin, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.

[Notary Seal]                                  /s/ Kyle Walkden
                                               ----------------
                                               Notary Public

                                               My commission expires: 9/9/05

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CUSIP No. 17252Y104              13G                 Page  11  of  11  Pages
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      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of February, 2002.

                                               /s/ Axel Bichara
                                               ------------------------------
                                               Axel Bichara

Commonwealth of Massachusetts)
                               ) ss:
County of Suffolk              )

      On this 1/st/ day of February, 2002, before me personally came Axel Bichara, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.

[Notary Seal]                                  /s/ Stephen TenBarge
                                               --------------------
                                               Notary Public

                                               My commission expires: 10/9/03